Exhibit 14.1
Premier Exhibitions, Inc.
CODE OF ETHICS AND BUSINESS CONDUCT
FOR
DIRECTORS, OFFICERS AND EMPLOYEES
Introduction
This Code of Ethics and Business Conduct provides general guidance concerning a wide range of business practices and procedures. It does not purport to cover every issue that may arise. Instead, it sets out basic principles that apply to the directors, officers, and employees of Premier Exhibitions, Inc. (the Company). We also expect that others acting as our agents and representatives, including consultants, will comply with the terms of this Code.
In some cases, we may already have adopted more specific policies covering some of the subjects addressed by this Code, and we may adopt additional, specific policies in the future. Where we have already adopted, or in the future adopt, a policy in a particular area or covering a particular subject, all Company employees are required to comply with the terms of that specific policy in addition to this Code. In the case of a conflict between the terms of any such policy and this Code, the terms of this Code shall prevail.
If a policy contained in this Code conflicts with any law or governmental regulation, such law or regulation governs and you must comply with it. However, if this Code conflicts with a local custom or business practice, the Code must govern your actions. If you have any questions or doubts about these conflicts or the applicability or application of the Code in particular circumstances, you should ask your supervisor how to handle the situation.
All of our personnel must conduct themselves in accordance with the terms of the Code and must seek to avoid even the appearance of improper behavior. Anyone who violates the standards in this Code will be subject to disciplinary action up to and including termination. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described under the Compliance heading in this Code.
GOVERNING PRINCIPLES
Treat in an ethical manner those to whom we have an obligation.
We are committed to honesty, just management, fairness, providing a safe and healthy environment, and respecting the fundamental dignity due each individual.
For the communities in which we live and work, we are committed to observing sound environmental business practices and to acting generally as responsible neighbors.
For our stockholders, we are committed to pursuing sound business objectives and to exercising prudence in the use of our resources.
We are committed to fair competition and the sense of responsibility required to build and maintain sound business relationships.

Promote a Positive, Open Work Environment
All employees deserve a workplace where they feel respected, satisfied, and appreciated. We respect cultural diversity and will not tolerate harassment or discrimination of any kind especially involving race, color, religion, gender, age, national origin, disability, and veteran or marital status. Providing an environment that supports honesty, integrity, respect, trust, responsibility, and citizenship permits us the opportunity to achieve excellence in our workplace. While everyone who works for the Company must contribute to the creation and maintenance of such an environment, our management personnel assume special responsibility for fostering a work environment that is free from the fear of retribution and will bring out the best in each of us. Supervisors are expected to use care and forethought in words and conduct to avoid placing, or seeming to place, pressure on subordinates that could cause them to deviate from acceptable ethical behavior.
Protect Yourself, Your Fellow Employees, and the World in Which We Live
We are committed to providing a safe and healthy work environment and to observing environmentally sound business practices. Each of us is responsible for compliance with environmental, health, and safety laws and regulations.
Obey the Law
Compliance with law, both in letter and in spirit, is the foundation of this Company’s ethical standards. All personnel must respect and obey the laws of the cities, states, and countries in which we do business. The Company and its personnel are subject to all applicable governmental laws, rules, and regulations, including those of the U.S. Securities and Exchange Commission (SEC). Although not all personnel are expected to know the details of all of these laws, it is important to know enough to determine when to seek advice from supervisors or other appropriate personnel. Compliance with the law does not, however, comprise our entire ethical responsibility. Rather, it is a minimum, absolutely essential, condition for performance of our duties.
SPECIFIC POLICIES AND GUIDELINES
Strictly comply with applicable laws, rules, and regulations.
Do Not Engage in Speculative or Insider Trading
Personnel who have access to confidential information are not permitted to use or share that information for any purpose other than the conduct of our business. Both federal law and Company policy prohibit our directors, officers, and employees, directly or indirectly through their families or others, from purchasing or selling our stock while in possession of material, non-public information about the Company. This same prohibition also applies to trading in the stock of other public companies on the basis of material, non-public information that you acquire in the course of your employment with us or that others acquire in the course of their employment and pass along to you.
Material, non-public information is any information that could reasonably be expected to affect the price of a stock. All non-public information about the Company should be considered confidential. If a director, officer, or employee is considering buying or selling stock in whole or in part on the basis of inside information, such information should be considered material as well.
Two simple rules provide invaluable guidance and protections in this area:
1.	Don’t ever use non-public information for personal gain, and.

2.	Do not pass along non-public information to anyone who does not need the information to do his or her job.

Enable Prompt, Accurate, Fair, and Complete Public Disclosure
As a public company, it is our policy to ensure that the information in our public communications, including SEC filings, is full, fair, timely, accurate, and understandable. All personnel involved in the Company’s disclosure process are responsible for furthering and supporting this policy. Our Chief Executive Officer and Chief Financial Officer are particularly charged with maintaining familiarity with the disclosure requirements applicable to the Company.
Our Chief Executive Officer and Chief Financial Officer are required to certify the accuracy of reports filed with the SEC in accordance with the Sarbanes-Oxley Act of 2002. Officers who knowingly or willfully make false certifications may be subject to criminal penalties or sanctions, including fines and imprisonment.
Comply with All Prohibitions on and Limitations of Gifts and Payments
The federal Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is our Company policy strictly to prohibit any illegal payments to government officials of any country.
In addition, there are a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.
SAFEGUARD COMPANY RESOURCES
Protect confidential and proprietary information
In carrying out the Company’s business, directors, officers, and employees often learn confidential information about the Company, its customers and prospective customers, suppliers and prospective suppliers, competitors, and others. Company personnel must maintain the confidentiality of all information entrusted to them, except where disclosure is authorized or legally required.
Confidential information includes all non-public information concerning the Company, including its business, prospects, financial results and condition, intellectual property such as trade secrets, patents, trademarks and copyrights, business, marketing, and service plans, designs, databases, records, salary information, and any unpublished financial or business data, as well as any non-public information provided by a third party with the expectation that such information would be kept confidential and used only for the business purpose for which it was provided. The obligation to preserve confidential information continues even after employment ends.
Preserve Corporate Opportunities
Our directors, officers, and employees owe a duty to advance the Company’s legitimate business interests. Therefore, Company personnel are prohibited from taking for themselves personally (or directing to a third party) opportunities that are discovered through the use of corporate property, information, or position without the express, prior, written consent of the Board of Directors.
Sometimes the line between personal and Company benefits is difficult to draw and both personal and Company benefits may be derived from certain activities. Given these ambiguities, our personnel should ensure that any use of Company property or information that is not solely for the benefit of the Company be approved in advance by more senior management or the Board of Directors.

Conserve Company Assets
Personal use of Company property must always be in accordance with corporate policy. Proper use of Company property, information resources, materials, facilities, and equipment is your responsibility. Use and maintain these assets with the utmost care and respect, guarding against waste and abuse, and never borrow or remove Company property without managements permission.
Maintain Accurate and Complete Business and Financial Records
We must maintain honest and accurate business and financial records in order to make responsible business decisions and to comply with our obligations under various laws, rules, and regulations to which we are subject. For example, if you are permitted to use a business expense account, it must be documented and recorded accurately. If you are not sure whether a particular expense is legitimate, ask your supervisor.
All of the Company’s books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls. There are absolutely no circumstances under which transactions should not be fully and fairly characterized and recorded or under which records of transactions, once made and approved in accordance with our internal procedures, should be altered.
Business records and communications that you believe to be confidential may nonetheless become public. Therefore, we should exercise care and good sense in our writings and should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people or companies. This applies equally to written communications, including e-mail, internal memos, and formal reports.
Records should always be retained or destroyed according to the Company’s record retention policies. In the event of litigation or a governmental investigation, immediately halt any destruction of potentially related documents and immediately consult the Company’s Chief Financial Officer.
Avoid Conflicts of Interest
Our directors, officers, and employees have an obligation to give their complete loyalty to the Company. Our personnel should avoid any action that may involve, or that even may appear to involve, a conflict of interest with the Company. A conflict of interest exists when a person’s private interest interferes in any way with the interests of the Company.
Our personnel should not have any financial or other business relationships that could impair, or even could appear to impair, the independence of any judgment they may need to make on behalf of the Company. Conflicts of interest may arise in many different ways and may take on many different forms, so you should always be looking for them.
Conflicts of interests may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company’s Chief Financial Officer. Any director, officer, or employee who becomes aware of a conflict or potential conflict should consult the procedures described under the Compliance heading later in this Code. Disclosure of any potential conflict is key to full compliance with this policy.

COMPLIANCE
You should feel free to talk to supervisors or other appropriate personnel about observed behavior that you believe may be illegal or unethical and about the best course of action in a particular situation. It has been the policy of the Company not to allow retaliation for reports of misconduct made in good faith by our personnel. This policy is also mandated by the newly adopted Sarbanes-Oxley Act of 2002, which requires protection of whistleblowers.
We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it may be difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a process for addressing each situation. These are the principles and steps to keep in mind:
1.	Make sure you have all the facts.

2.	Ask yourself: What specifically am I being asked to do? Use your good judgment and common sense. If something makes you uncomfortable because it seems unethical or improper, it probably is.

3.	Clarify your responsibility and role. It may help to get others involved and discuss the problem, keeping in mind the tenets of confidentiality and respect for others set forth in this Code.

4.	Discuss the problem with your supervisor. In the rare case where it may not be appropriate to discuss an issue with your immediate supervisor, or where you do not feel comfortable approaching your immediate supervisor with your question, you may discuss it with our Chief Financial Officer or contact the Board of Directors.

5.	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.
If you become aware of an action or failure to take action that you believe is or will result in a violation of this Code, you must report such action or failure to act either to your immediate supervisor, the Chief Financial Officer, or the Board of Directors.

BOARD OVERSIGHT AND WAVIERS
Any waiver of this Code for directors or executive officers must be approved by our Board and will be disclosed promptly in an SEC Form 8-K within five days and/or as otherwise required by law or the rules of any stock exchange on which our stock trades.
ENFORCEMENT AND DISCIPLINARY MEASURES
The Company will consistently enforce this Code through appropriate disciplinary means. Pursuant to procedures adopted by it, the Board will determine whether violations of the Code have occurred and, if so, will determine the disciplinary measures to be taken against any director, officer, employee, or agent of the Company who has violated the Code. Disciplinary measures, which may be invoked at the discretion of the Board of Directors, include, but are not limited to: counseling, oral or written reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, termination of employment, and restitution.
Persons subject to disciplinary measures include, in addition to each actual violator, others involved in the wrongdoing such as:
1.	Individuals who fail to use reasonable care to detect a violation.

2.	Individuals who, if requested to divulge information, withhold material information regarding a violation.

3.	Supervisors who approve or condone violations or attempt to retaliate against those reporting violations or violators.
By signing below, you acknowledge that you have carefully read and understood this document and agree to comply all aspects of this Code of Ethics:

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